UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: November 25, 2008
Commission file number 1- 12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay Corporation dated November 25, 2008.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION
Date: November 25, 2008	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
NEWS RELEASE

TEEKAY CORPORATION REPORTS
PRELIMINARY RESTATED HISTORICAL RESULTS

Highlights
•	Teekay Corporation has substantially completed its previously announced financial restatement.

•	As anticipated, there is no impact from any restatement adjustments on the Company’s actual cash flows or liquidity in any period.

•	All restatement adjustments are non-cash in nature and do not affect the economics of the Company.

•	The Company will host a conference call on Tuesday, November 25, 2008 to discuss its preliminary restated results and key elements of its financial position and outlook.
Hamilton, Bermuda, November 25, 2008 — Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported preliminary results for its previously announced financial restatement, including results for fiscal years 2003 through 2007 and the first and second quarters of 2008, to adjust for:
•	its accounting treatment for certain derivative transactions under the Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging (SFAS 133), as more fully discussed below under “Restatement for Accounting under SFAS 133”; and

•	its financial statement presentation for the Company’s interests in the RasGas joint ventures, whereby certain assets and liabilities have been grossed-up for accounting presentation purposes, as more fully discussed below under “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other.”
In addition, the Company is currently finalizing the review of an outstanding item pertaining to the timing of the expense recognition relating to the Company’s long-term incentive program. As such, all restated results included in this release, including results for fiscal years 2003 through 2007 and the first and second quarters of 2008, should be considered preliminary, subject to finalization of the review of the Company’s long-term incentive program and completion of Ernst & Young LLP’s procedures associated with the Company’s restated financial statements. Any adjustments relating to expense accruals related to the Company’s long-term incentive program will be non-cash in nature and will not impact the total cost of the program.
“It is important to emphasize that adjustments to the Company’s preliminary reported net income as a result of these restatements are due to changes in the Company’s accounting treatment only and have no impact on the Company’s actual cash flows,” stated Vince Lok, Teekay Corporation’s Chief Financial Officer. “Any adjustments to net income as a result of the change in the Company’s hedge accounting are exclusively due to unrealized gains or losses from the change in the mark-to-market value of our derivative instruments at the end of each reporting period, which have no cash impact. The change in the Company’s hedge accounting treatment does not affect the economics of our hedging transactions.”
Mr. Lok continued, “In addition, the gross-up of assets and liabilities related to the Company’s RasGas joint venture interests, which came into scope as a result of the Company’s detailed and thorough restatement audit, does not impact stockholders’ equity and does not result in any change to the Company’s net exposure in these joint ventures.”
A summary of financial information reflecting the preliminary restatement adjustments for the three and six months ended June 30, 2008 and 2007 is presented below. Appendix C to this release provides a summary of the impact of the preliminary restatements on reported net income for the fiscal years ended December 31, 2003 through 2007. Please see “Information on SEC Filings” below for information about the Company’s upcoming filings with the U.S. Securities and Exchange Commission (SEC) relating to the restatements.
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Summary of Preliminary Restated Second Quarter 2008 Results
The tables below summarize the impact of the preliminary restatements on previously reported net income, and net income excluding specific items which are detailed in Appendix A(1) to this release, for the three and six months ended June 30, 2008 and 2007. The restatement adjustments are all non-cash in nature and, thus, have no impact on net income excluding the specific items in Appendix A(1). Details of the preliminary restatement adjustments for each of the three and six month periods ended June 30, 2008 and 2007 are included in the summary financial statements provided in this release.

	Three Months Ended June 30, 2008 (2)
		Adjustments
			Gross-Up	As
	As Previously	Derivative	Presentation and	Preliminarily
	Reported	Instruments (3)	Other (4)	Restated
(in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net Income	104,467	75,191	2,903	182,561
Appendix A Items (1)	(27,390)	(75,191)	(2,903)	(105,484)

Net Income excluding Appendix A Items	77,077	—	—	77,077

	Three Months Ended June, 2007(2)
		Adjustments
			Gross-Up	As
	As Previously	Derivative	Presentation	Preliminarily
	Reported	Instruments (3)	and Other (4)	Restated
(in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net Income	78,411	90,426	154	168,991
Appendix A Items (1)	(10,752)	(90,426)	(154)	(101,332)

Net Income excluding Appendix A Items	67,659	—	—	67,659

For the three months ended June 30, 2008, the Company now preliminarily reports net income of $182.6 million, (or $2.49 per share), compared to net income of $169.0 million, (or $2.24 per share), for the same period last year. The results for the three months ended June 30, 2008 and 2007 include a number of specific items which have the net effect of increasing net income by $105.5 million (or $1.44 per share) and $101.3 million (or $1.34 per share), respectively, as detailed in Appendix A to this release. Net revenues(5) for the second quarter of 2008 increased to $579.9 million from $443.2 million for the same period in 2007, and income from vessel operations decreased to $97.6 million from $127.0 million for such periods.

(1)	Appendix A to this release lists specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)	The Company is currently reviewing the accounting for its long-term incentive program. This review may result in additional accrual adjustments which are not reflected in the preliminary results included in this release.

(3)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(4)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.

(5)	Net revenues represents revenues less voyage expenses. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).
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	Six Months Ended June 30, 2008 (1)
		Adjustments
			Gross-Up	As
	As Previously	Derivative	Presentation and	Preliminarily
	Reported	Instruments (2)	Other (3)	Restated
(in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net Income	119,645	(46,000)	2,270	75,915
Appendix A Items (4)	18,177	46,000	(2,270)	61,907

Net Income excluding Appendix A Items	137,822	—	—	137,822

	Six Months Ended June 30, 2007(1)
		Adjustments
			Gross-Up	As
	As Previously	Derivative	Presentation and	Preliminarily
	Reported	Instruments (2)	Other (3)	Restated
(in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net Income	154,786	102,110	(864)	256,032
Appendix A Items (4)	(3,383)	(102,110)	864	(104,629)

Net Income excluding Appendix A Items	151,403	—	—	151,403

Preliminary net income for the six months ended June 30, 2008 is now $75.9 million, (or $1.03 per share), compared to $256.0 million, (or $3.42 per share), for the same period last year. The results for the six months ended June 30, 2008 and 2007 include a number of specific items which have the net effect of decreasing net income by $61.9 million (or $0.85 per share) and increasing net income by $104.6 million (or $1.40 per share), respectively, as detailed in Appendix A to this release. Net revenues(5) for the six months ended June 30, 2008 increased to $1.2 billion from $904.0 million for the same period in 2007, and income from vessel operations decreased to $219.1 million from $258.0 million for the such periods.
Since the preliminary restatement adjustments are all non-cash in nature, they have no impact on the Company’s cash dividends. On October 7, 2008, the Company declared a 15 percent increase to its quarterly cash dividend to $0.31625 per share for the three months ended September 30, 2008. The dividend was paid on October 31, 2008, to all shareholders of record on October 17, 2008.
Further Information Regarding Restatement Items
Restatement for Accounting under SFAS 133
On August 7, 2008, the Company announced that it would restate its historical financial statements to adjust its accounting treatment for certain derivative transactions under SFAS 133. This restatement adjusts for certain interest rate swap agreements, foreign exchange forward contracts, freight forward agreements and synthetic time charters that did not qualify for hedge accounting treatment under SFAS 133 as aspects of the Company’s hedge documentation did not meet the strict technical requirements of the standard.

(1)	The Company is currently reviewing the accounting for its long-term incentive program. This review may result in additional accrual adjustments which are not reflected in the preliminary results included in this release.

(2)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(3)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.

(4)	Appendix A to this release lists specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(5)	Net revenues represents revenues less voyage expenses. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).
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Accordingly, the Company has now recognized changes in the fair value of these derivatives through the statement of income (loss) rather than directly to stockholders’ equity on the balance sheet. This restatement, which is non-cash in nature, has resulted in adjustments to Teekay’s previously reported net income, but does not affect the economics of any hedging transactions nor the Company’s actual cash flows or liquidity. The Company believes that the applicable derivative transactions were consistent with its risk management policies and that its overall hedging strategy continues to be sound.
The Company has decided to discontinue the use of hedge accounting for its derivative instruments, except for certain foreign currency forward contracts. As a result, the unrealized gains and losses due to the change in the fair values of its non-designated derivative instruments will be reflected as increases or decreases to the Company’s net income going forward. This change will not impact the economics of these hedging transactions nor the Company’s actual cash flows or liquidity in any future period.
Restatement for Gross-up Presentation of RasGas Joint Ventures and Other
Subsequent to the release of its preliminary second quarter financial results in August 2008, the Company reviewed and revised its financial statement presentation of debt and interest rate swap agreements related to its joint venture interests in the three RasGas II and four RasGas 3 LNG carriers. As a result, certain of the Company’s assets and liabilities have been grossed up for accounting presentation purposes. These adjustments, which do not affect the Company’s net income, net cash flows, liquidity or stockholders’ equity in any period, are described below. All of the RasGas II and RasGas 3 LNG carriers have now been delivered and are currently operating under long-term, fixed-rate contracts.
In January 2006, the Company entered into a sale and 30-year leaseback arrangement pertaining to shipbuilding contracts for its 70 percent interest in the three RasGas II LNG carriers. In accordance with Emerging Issues Task Force Issue 97-10, The Effect of Lessee Involvement in Asset Construction, the Company has now recorded on its December 31, 2006 balance sheet the accumulated construction cost of these vessels and related capital lease obligations for the period subsequent to the RasGas II sale-leaseback transaction as the Company retained certain construction period risks. This adjustment does not impact the accounting treatment for these vessels in any period following their delivery in the first quarter of 2007. The Company has restated its consolidated balance sheet as at December 31, 2006 to record the accumulated cost of approximately $295 million for these vessels under construction, and related capital lease obligations.
Through a wholly-owned subsidiary, the Company owns a 40 percent interest in the four RasGas 3 LNG carriers. The joint venture partner, a wholly-owned subsidiary of Qatar Gas Transport Company, owns the remaining 60 percent interest. Both wholly-owned subsidiaries are joint and several co-borrowers with respect to the RasGas 3 term loan and related interest rate swap agreements. Previously, the Company recorded 40 percent of the RasGas 3 term loan and interest rate swap agreements in its financial statements. As the Company is a joint and several borrower, it has now made adjustments to its balance sheet to reflect 100 percent of the RasGas 3 term loan and interest rate swap agreements, as well as offsetting increases in assets, for the fourth quarter of 2006 through the second quarter of 2008. The Company has also made an adjustment to its statement of income to reflect 100 percent of the interest expense on the RasGas 3 term loan with an offsetting amount to interest income from its loan to the joint venture. These adjustments do not result in any increase to the Company’s net exposure in these joint ventures.
The Company has also restated certain other items primarily relating to amounts attributable to minority interests.
Information on SEC Filings
More detailed financial information relating to the restatements will be included in the amended Form 20-F/A for the year ended December 31, 2007 (certain financial information will be included for annual fiscal periods from 2003 through 2007), in the amended Form 6-K/A for the quarter ended March 31, 2008 and in the Form 6-K for the quarter ended June 30, 2008, which the Company will file with or furnish to, as applicable, the SEC and make available on its website at www.teekay.com once the final restatement has been completed. For a summary of the impact of the preliminary restatements on reported net income for the fiscal years ended December 31, 2003 through 2007, please refer to Appendix C of this release.
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About Teekay
Teekay Corporation transports more than 10 percent of the world’s seaborne oil, has built a significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), is further growing its operations in the offshore oil production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO), and continues to expand its conventional tanker business through its publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK). With a fleet of approximately 190 vessels, offices in 22 countries and 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
Conference Call
The Company plans to host a conference call at 11:00 a.m. ET on Tuesday, November 25, 2008, to discuss the Company’s preliminary restated results. In addition, the Company will take the opportunity to discuss key elements of its financial position and outlook. All shareholders and interested parties are invited to listen to the live conference call at www.teekay.com or by dialing (866) 322-1159, or (416) 640-3404 if outside North America, and quoting confirmation code 1428377. The Company plans to make available a recording of the conference call until midnight December 2, 2008 by dialing (888) 203-1112 or (647) 436-0148, and entering access code 1428377, or via the Company’s web site until December 24, 2008.
An investor presentation to accompany this conference call will be made available on the Company’s web site at www.teekay.com prior to the start of the call.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekay.com
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TEEKAY CORPORATION
SUMMARY PRELIMINARY RESTATED CONSOLIDATED STATEMENT OF INCOME(1)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30, 2008
		Adjustments
			Gross-Up
	As Previously	Derivative	Presentation and
	Reported	Instruments (2)	Other (3)	As Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES (4)	790,530	(21,131)	—	769,399

OPERATING EXPENSES (5)
Voyage expenses (6)	190,859	(1,344)	—	189,515
Vessel operating expenses	158,948	522	—	159,470
Time-charter hire expense	142,702	(20)	—	142,682
Depreciation and amortization	106,700	—	—	106,700
General and administrative	69,899	1,841	—	71,740
Gain on sale of vessels and equipment	(2,925)	—	—	(2,925)
Restructuring charge	4,617	—	—	4,617

Total operating expenses	670,800	999	—	671,799

Income from vessel operations	119,730	(22,130)	—	97,600

OTHER ITEMS
Interest (expense) gain (7)	(25,398)	143,691	(4,331)	113,962
Interest income (loss) (7)	16,703	(23,183)	4,331	(2,149)
Income tax recovery (expense)	10,160	(559)	1,600	11,201
Equity loss from joint ventures	(2,063)	—	—	(2,063)
Foreign currency exchange gain (loss) (5)	958	(2,765)	—	(1,807)
Minority interest (expense) income	(20,951)	(19,174)	1,303	(38,822)
Other — net	5,328	(689)		4,639

Total other items	(15,263)	97,321	2,903	84,961

Net income	104,467	75,191	2,903	182,561

Earnings per common share
- Basic	$1.44			$2.52
- Diluted	$1.43			$2.49

Weighted average number of common shares outstanding:
- Basic	72,377,684			72,377,684
- Diluted	73,279,213			73,279,213

(1)	The Company is currently reviewing the accounting for its long-term incentive program. This review may result in additional accrual adjustments which are not reflected in the preliminary results included in this release.

(2)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(3)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.

(4)	Revenues have been restated to reflect the unrealized loss due to changes in the mark-to-market value of non-designated freight forward agreements (FFAs) and synthetic time charters (STCs) that do not qualify as effective hedges for accounting purposes. FFAs and STCs are agreements put in place to economically hedge a portion of the Company’s exposure to changes in spot tanker charter rates.

(5)	Vessel operating expenses, time-charter hire expense, general and administrative and foreign currency exchange gain (loss) have been restated to reflect the unrealized gains or losses due to changes in the mark-to-market value of non-designated foreign exchange forward contracts that do not qualify as effective hedges for accounting purposes.

(6)	Voyage expenses have been restated to reflect the unrealized gain due to changes in the mark-to-market value of non-designated bunker fuel swap contracts that do not qualify as effective hedges for accounting purposes. Bunker fuel swap contracts are used as economic hedges to protect against changes in forecasted bunker fuel costs for certain time-chartered-out vessels and for vessels servicing certain contracts of affreightment.

(7)	Adjustments to interest (expense) gain and interest income (loss) reflect the unrealized gains and losses from the change in fair value of certain interest rate swap agreements that do not qualify as effective hedges for accounting purposes.
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TEEKAY CORPORATION
SUMMARY PRELIMINARY RESTATED CONSOLIDATED
STATEMENT OF INCOME (LOSS)(1)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended March 31, 2008
		Adjustments
			Gross-Up
	As Previously	Derivative	Presentation and
	Reported	Instruments (2)	Other (3)	As Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES (4)	736,391	6,981	—	743,372

OPERATING EXPENSES (5)
Voyage expenses (6)	168,723	738	—	169,461
Vessel operating expenses	145,443	(2,394)	—	143,049
Time-charter hire expense	144,921	(437)	—	144,484
Depreciation and amortization	97,707	—	—	97,707
General and administrative	67,671	(1,515)	—	66,156
Gain on sale of vessels and equipment	(496)	—	—	(496)
Restructuring charge	1,500	—	—	1,500

Total operating expenses	625,469	(3,608)	—	621,861

Income from vessel operations	110,922	10,589	—	121,511

OTHER ITEMS
Interest expense (7)	(87,188)	(190,429)	(4,631)	(282,248)
Interest income (7)	18,359	37,619	4,631	60,609
Income tax recovery (expense)	(2,726)	243	—	(2,483)
Equity loss from joint ventures	(3,609)	—	—	(3,609)
Foreign currency exchange loss (5)	(29,483)	(2,509)	—	(31,992)
Minority interest (expense) income	3,472	23,721	(633)	26,560
Other — net	5,431	(425)	—	5,006

Total other items	(95,744)	(131,780)	(633)	(228,157)

Net income (loss)	15,178	(121,191)	(633)	(106,646)

Earnings (loss) per common share
- Basic	$0.21			($1.47)
- Diluted	$0.21			($1.47)

Weighted average number of common shares outstanding:
- Basic	72,644,397			72,644,397
- Diluted	73,435,167			72,644,397

(1)	The Company is currently reviewing the accounting for its long-term incentive program. This review may result in additional accrual adjustments which are not reflected in the preliminary results included in this release.

(2)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(3)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.

(4)	Revenues have been restated to reflect the unrealized gain due to changes in the mark-to-market value of non-designated freight forward agreements (FFAs) and synthetic time charters (STCs) that do not qualify as effective hedges for accounting purposes. FFAs and STCs are agreements put in place to economically hedge a portion of the Company’s exposure to changes in spot tanker charter rates.

(5)	Vessel operating expenses, time-charter hire expense, general and administrative and foreign currency exchange loss have been restated to reflect the unrealized gains or losses due to changes in the mark-to-market value of non-designated foreign exchange forward contracts that do not qualify as effective hedges for accounting purposes.

(6)	Voyage expenses have been restated to reflect the unrealized loss due to changes in the mark-to-market value of non-designated bunker fuel swap contracts that do not qualify as effective hedges for accounting purposes. Bunker fuel swap contracts are used as economic hedges to protect against changes in forecasted bunker fuel costs for certain time-chartered-out vessels and for vessels servicing certain contracts of affreightment.

(7)	Adjustments to interest expense and interest income reflect the unrealized gains and losses from the change in fair value of certain interest rate swap agreements that do not qualify as effective hedges for accounting purposes.
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TEEKAY CORPORATION
SUMMARY PRELIMINARY RESTATED CONSOLIDATED STATEMENT OF INCOME(1)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30, 2007
		Adjustments
			Gross-Up
	As Previously	Derivative	Presentation and
	Reported	Instruments (2)	Other(3)	As Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES (4)	566,127	(391)		565,736

OPERATING EXPENSES (5)
Voyage expenses (6)	123,554	(1,046)	—	122,508
Vessel operating expenses	108,851	(4,948)	—	103,903
Time-charter hire expense	101,247	(289)	—	100,958
Depreciation and amortization	68,095	—	—	68,095
General and administrative	58,358	(3,467)	—	54,891
Gain on sale of vessels and equipment	(11,613)	—	—	(11,613)
Restructuring charge	—	—	—	—

Total operating expenses	448,492	(9,750)	—	438,742

Income from vessel operations	117,635	9,359	—	126,994

OTHER ITEMS
Interest (expense) gain (7)	(64,158)	137,193	(4,079)	68,956
Interest income (loss) (7)	23,390	(27,047)	4,079	422
Income tax recovery (expense)	(287)	(558)	—	(845)
Equity loss from joint ventures	(2,092)	—	—	(2,092)
Foreign currency exchange gain (loss) (5)	1,214	(9,849)	—	(8,635)
Minority interest (expense) income	(6,341)	(17,889)	154	(24,076)
Other — net	9,050	(783)	—	8,267

Total other items	(39,224)	81,067	154	41,997

Net income (loss)	78,411	90,426	154	168,991

Earnings per common share
- Basic	$1.06			$2.29
- Diluted	$1.04			$2.24

Weighted average number of common shares outstanding:
- Basic	73,843,784			73,843,784
- Diluted	75,310,567			75,310,567

(1)	The Company is currently reviewing the accounting for its long-term incentive program. This review may result in additional accrual adjustments which are not reflected in the preliminary results included in this release.

(2)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(3)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.

(4)	Revenues have been restated to reflect the unrealized loss due to changes in the mark-to-market value of non-designated freight forward agreements (FFAs) that do not qualify as effective hedges for accounting purposes. FFAs are agreements put in place to economically hedge a portion of the Company’s exposure to changes in spot tanker charter rates.

(5)	Vessel operating expenses, time-charter hire expense, general and administrative and foreign currency exchange gain (loss) have been restated to reflect the unrealized gains or losses due to changes in the mark-to-market value of non-designated foreign exchange forward contracts that do not qualify as effective hedges for accounting purposes.

(6)	Voyage expenses have been restated to reflect the unrealized gain due to changes in the mark-to-market value of non-designated bunker fuel swap contracts that do not qualify as effective hedges for accounting purposes. Bunker fuel swap contracts are used as economic hedges to protect against changes in forecasted bunker fuel costs for certain time-chartered-out vessels and for vessels servicing certain contracts of affreightment.

(7)	Adjustments to interest (expense) gain and interest income (loss) reflect the unrealized gains and losses from the change in fair value of certain interest rate swap agreements that do not qualify as effective hedges for accounting purposes.
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TEEKAY CORPORATION
SUMMARY PRELIMINARY RESTATED CONSOLIDATED STATEMENT OF INCOME(1)
(in thousands of U.S. dollars, except share and per share data)

	Six Months Ended June 30, 2008
		Adjustments
			Gross-Up
	As Previously	Derivative	Presentation and
	Reported	Instruments (2)	Other (3)	As Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES (4)	1,526,921	(14,150)	—	1,512,771

OPERATING EXPENSES (5)
Voyage expenses (6)	359,582	(606)	—	358,976
Vessel operating expenses	304,391	(1,872)	—	302,519
Time-charter hire expense	287,623	(457)	—	287,166
Depreciation and amortization	204,407	—	—	204,407
General and administrative	137,570	326	—	137,896
Gain on sale of vessels and equipment	(3,421)	—	—	(3,421)
Restructuring charge	6,117	—	—	6,117

Total operating expenses	1,296,269	(2,609)	—	1,293,660

Income from vessel operations	230,652	(11,541)	—	219,111

OTHER ITEMS
Interest expense (7)	(112,586)	(46,738)	(8,962)	(168,286)
Interest income (7)	35,062	14,436	8,962	58,460
Income tax recovery (expense)	7,434	(316)	1,600	8,718
Equity loss from joint ventures	(5,672)	—	—	(5,672)
Foreign currency exchange loss (5)	(28,525)	(5,274)	—	(33,799)
Minority interest (expense) income	(17,479)	4,547	670	(12,262)
Other — net	10,759	(1,114)	—	9,645

Total other items	(111,007)	(34,459)	2,270	(143,196)

Net income	119,645	(46,000)	2,270	75,915

Earnings per common share
- Basic	$1.65			$1.05
- Diluted	$1.63			$1.03

Weighted average number of common shares outstanding:
- Basic	72,511,041			72,511,041
- Diluted	73,357,190			73,357,190

(1)	The Company is currently reviewing the accounting for its long-term incentive program. This review may result in additional accrual adjustments which are not reflected in the preliminary results included in this release.

(2)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(3)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.

(4)	Revenues have been restated to reflect the unrealized loss due to changes in the mark-to-market value of non-designated freight forward agreements (FFAs) and synthetic time charters (STCs) that do not qualify as effective hedges for accounting purposes. FFAs and STCs are agreements put in place to economically hedge a portion of the Company’s exposure to changes in spot tanker charter rates.

(5)	Vessel operating expenses, time-charter hire expense, general and administrative and foreign currency exchange loss have been restated to reflect the unrealized gains or losses due to changes in the mark-to-market value of non-designated foreign exchange forward contracts that do not qualify as effective hedges for accounting purposes.

(6)	Voyage expenses have been restated to reflect the unrealized gain due to changes in the mark-to-market value of non-designated bunker fuel swap contracts that do not qualify as effective hedges for accounting purposes. Bunker fuel swap contracts are used as economic hedges to protect against changes in forecasted bunker fuel costs for certain time-chartered-out vessels and for vessels servicing certain contracts of affreightment.

(7)	Adjustments to interest expense and interest income reflect the unrealized gains and losses from the change in fair value of certain interest rate swap agreements that do not qualify as effective hedges for accounting purposes.
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TEEKAY CORPORATION
SUMMARY PRELIMINARY RESTATED CONSOLIDATED STATEMENT OF INCOME(1)
(in thousands of U.S. dollars, except share and per share data)

	Six Months Ended June 30, 2007
		Adjustments
			Gross-Up
	As Previously	Derivative	Presentation and
	Reported	Instruments (2)	Other (3)	As Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES (4)	1,144,522	(538)	—	1,143,984

OPERATING EXPENSES (5)
Voyage expenses (6)	242,493	(2,506)	—	239,987
Vessel operating expenses	206,292	(7,199)	—	199,093
Time-charter hire expense	199,748	(433)	—	199,315
Depreciation and amortization	147,358	—	—	147,358
General and administrative	117,155	(5,342)	—	111,813
Gain on sale of vessels and equipment	(11,613)	—	—	(11,613)
Restructuring charge	—	—	—	—

Total operating expenses	901,433	(15,480)	—	885,953

Income from vessel operations	243,089	14,942	—	258,031

OTHER ITEMS
Interest (expense) gain (7)	(124,541)	144,518	(6,926)	13,051
Interest income (loss) (7)	39,558	(31,108)	6,926	15,376
Income tax recovery (expense)	3,795	(754)	—	3,041
Equity loss from joint ventures	(3,687)	—	—	(3,687)
Foreign currency exchange loss (5)	(4,674)	(5,637)	—	(10,311)
Minority interest (expense) income	(11,981)	(18,986)	(864)	(31,831)
Other — net	13,227	(865)	—	12,362

Total other items	(88,303)	87,168	(864)	(1,999)

Net income	154,786	102,110	(864)	256,032

Earnings per common share
- Basic	$2.11			$3.48
- Diluted	$2.07			$3.42

Weighted average number of common shares outstanding:
- Basic	73,488,668			73,488,668
- Diluted	74,929,991			74,929,991

(1)	The Company is currently reviewing the accounting for its long-term incentive program. This review may result in additional accrual adjustments which are not reflected in the preliminary results included in this release.

(2)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(3)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.

(4)	Revenues have been restated to reflect the unrealized loss due to changes in the mark-to-market value of non-designated freight forward agreements (FFAs) that do not qualify as effective hedges for accounting purposes. FFAs are agreements put in place to economically hedge a portion of the Company’s exposure to changes in spot tanker charter rates.

(5)	Vessel operating expenses, time-charter hire expense, general and administrative and foreign currency exchange loss have been restated to reflect the unrealized gains or losses due to changes in the mark-to-market value of non-designated foreign exchange forward contracts that do not qualify as effective hedges for accounting purposes.

(6)	Voyage expenses have been restated to reflect the unrealized gain due to changes in the mark-to-market value of non-designated bunker fuel swap contracts that do not qualify as effective hedges for accounting purposes. Bunker fuel swap contracts are used as economic hedges to protect against changes in forecasted bunker fuel costs for certain time-chartered-out vessels and for vessels servicing certain contracts of affreightment.

(7)	Adjustments to interest (expense) gain and interest income (loss) reflect the unrealized gains and losses from the change in fair value of certain interest rate swap agreements that do not qualify as effective hedges for accounting purposes.
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TEEKAY CORPORATION
SUMMARY PRELIMINARY RESTATED CONSOLIDATED BALANCE SHEET(1)
(in thousands of U.S. dollars)

	As at June 30, 2008
		Adjustments
			Gross-Up
	As Previously	Derivative	Presentation and
	Reported	Instruments(2)	Other(3)	As Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	498,933	—	—	498,933
Other current assets	538,833	—	22,673	561,506
Restricted cash — current	53,067	—	—	53,067
Vessels held for sale	18,203	—	—	18,203
Restricted cash — long-term	661,758	—	—	661,758
Vessels and equipment	6,664,153	—	—	6,664,153
Advances on newbuilding contracts	693,292	—	—	693,292
Other assets	893,160	—	465,209	1,358,369
Intangible assets	256,070	—	—	256,070
Goodwill	491,911	—	—	491,911

Total assets	10,769,380	—	487,882	11,257,262

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	438,867	—	3,401	442,268
Current portion of long-term debt	426,189	—	(94,547)	331,642
Long-term debt	5,708,236	—	579,434	6,287,670
Other long-term liabilities / In process revenue contracts	792,472	—	5,903	798,375
Minority interest	588,916	—	83,246	672,162
Stockholders’ equity	2,814,700	—	(89,555)	2,725,145

Total liabilities and stockholders’ equity	10,769,380	—	487,882	11,257,262

(1)	The Company is currently reviewing the accounting for its long-term incentive program. This review may result in additional accrual adjustments which are not reflected in the preliminary results included in this release.

(2)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(3)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.
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TEEKAY CORPORATION
SUMMARY PRELIMINARY RESTATED CONSOLIDATED BALANCE SHEET(1)
(in thousands of U.S. dollars)

	As at December 31, 2007
		Adjustments
			Gross-Up
	As Previously	Derivative	Presentation and
	Reported	Instruments(2)	Other(3)	As Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	442,673	—	—	442,673
Other current assets	461,546	—	7,512	469,058
Restricted cash — current	33,479	—	—	33,479
Vessels held for sale	79,689	—	—	79,689
Restricted cash — long-term	652,717	—	—	652,717
Vessels and equipment	6,229,809	—	—	6,229,809
Advances on newbuilding contracts	617,066	—	—	617,066
Other assets	848,632	—	354,524	1,203,156
Intangible assets	259,952	—	—	259,952
Goodwill	434,590	—	—	434,590

Total assets	10,060,153	—	362,036	10,422,189

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	364,635	—	—	364,635
Current portion of long-term debt	474,873	—	7,512	482,385
Long-term debt	5,285,397	—	353,082	5,638,479
Other long-term liabilities / In process revenue contracts	719,884	—	17,709	737,593
Minority interest	527,494	—	18,814	546,308
Stockholders’ equity	2,687,870	—	(35,081)	2,652,789

Total liabilities and stockholders’ equity	10,060,153	—	362,036	10,422,189

(1)	The Company is currently reviewing the accounting for its long-term incentive program. This review may result in additional accrual adjustments which are not reflected in the preliminary results included in this release.

(2)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(3)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.
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TEEKAY CORPORATION
SUMMARY PRELIMINARY RESTATED CONSOLIDATED STATEMENT OF CASH FLOWS(1)
(in thousands of U.S. dollars)

	Six Months Ended June 30, 2008
		Adjustments
			Gross-Up
	As Previously	Derivative	Presentation and
	Reported	Instruments(2)	Other(3)	As Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	164,420	—	—	164,420

FINANCING ACTIVITIES
Net proceeds from long-term debt	1,155,095	—	124,293	1,279,388
Scheduled repayments of long-term debt	(198,320)	—	—	(198,320)
Prepayments of long-term debt	(645,321)	—	—	(645,321)
Increase in restricted cash	(11,503)	—	—	(11,503)
Repurchase of common stock	(20,512)	—	—	(20,512)
Net proceeds from the public offering of Teekay LNG	148,345	—	—	148,345
Net proceeds from the public offering of Teekay Offshore	134,265	—	—	134,265
Other	(36,188)	—	—	(36,188)

Net financing cash flow	525,861	—	124,293	650,154

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(410,495)	—	—	(410,495)
Proceeds from sale of vessels and equipment	79,224	—	—	79,224
Purchase of marketable securities	(542)	—	—	(542)
Proceeds from sale of marketable securities	11,058	—	—	11,058
Purchase of Teekay Petrojarl ASA	(257,142)	—	—	(257,142)
Purchase of 50% of OMI Corporation	—	—	—	—
Loan to joint ventures	(87,198)	—	(124,293)	(211,491)
Other	31,074	—	—	31,074

Net investing cash flow	(634,021)	—	(124,293)	(758,314)

Increase in cash and cash equivalents	56,260	—	—	56,260
Cash and cash equivalents, beginning of the period	442,673	—	—	442,673

Cash and cash equivalents, end of the period	498,933	—	—	498,933

(1)	The Company is currently reviewing the accounting for its long-term incentive program. This review may result in additional accrual adjustments which are not reflected in the preliminary results included in this release.

(2)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(3)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.
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TEEKAY CORPORATION
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME
(PRELIMINARY RESTATED)(1)(2)
(in thousands of U.S. dollars, except per share data)

Set forth below are some of the significant items of income and expense that affected the Company’s net income for the three and six months ended June 30, 2008, all of which items are typically excluded by securities analysts in their published estimates of the Company’s financial results:

	Three Months Ended		Six Months Ended
	June 30, 2008		June 30, 2008
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share	$	Share

Gain on sale of vessels and equipment	2,925	0.04	3,421	0.05
Foreign currency exchange losses (3)	(2,764)	(0.04)	(36,987)	(0.50)
Deferred income tax expense on unrealized foreign exchange gains (4)	(284)	—	(8,680)	(0.12)
Unrealized gains from derivative instruments (5)	48,092	0.66	36,637	0.50
Net effect from non-cash changes in purchase price allocation for the acquisition of Teekay Petrojarl ASA (6)	(6,398)	(0.09)	(6,398)	(0.09)
Net effect from non-cash changes in purchase price allocation for the acquisition of 50 percent of OMI Corporation (7)	(3,084)	(0.04)	(7,028)	(0.10)
Restructuring charge (8)	(4,617)	(0.06)	(4,617)	(0.06)
Other (9)	(712)	(0.01)	(4,810)	(0.07)
Minority owners’ share of items above (10)	(5,768)	(0.08)	10,285	0.14

Total as previously reported	27,390	0.38	(18,177)	(0.25)
Preliminary restatement adjustments:
Foreign currency exchange gains (5)	957	0.01	1,648	0.02
Unrealized gains (losses) from derivative instruments (5)	93,408	1.27	(52,195)	(0.71)
Other (9)	1,600	0.02	1,600	0.02
Minority owners’ share of items above (10)	(17,871)	(0.24)	5,217	0.07

Total as preliminarily restated	105,484	1.44	(61,907)	(0.85)

(1)	The Company is currently reviewing the accounting for its long-term incentive program. This review may result in additional accrual adjustments which are not reflected in the preliminary results included in this release.

(2)	Please refer to “Restatement for Accounting under SFAS 133” and “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.

(3)	Previously reported foreign currency exchange losses primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized and have been included in the amounts in the above table except for $3.7 million and $8.4 million of gains in the three- and six-month periods ended June 30, 2008, respectively, for foreign exchange forward contracts relating to vessel operating expenses and general and administrative expenses not designated as hedges.

(4)	Portion of deferred income tax related to unrealized foreign exchange losses.

(5)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of non-designated derivative instruments that do not qualify as effective hedges for accounting purposes.

(6)	Primarily relates to changes in amortization of in-process revenue contracts as a result of adjustments to the purchase price allocation of Teekay Petrojarl ASA.

(7)	Primarily relates to changes in amortization of intangible assets as a result of adjustments to the purchase price allocation of OMI Corporation.

(8)	Restructuring charges relate to the reorganization of certain of the Company’s operational functions.

(9)	Primarily relates to a change in a non-cash deferred tax balances, settlement of a previous claim against OMI Corporation, and loss on bond repurchases (8.875% Notes due 2011).

(10)	Primarily relates to minority owners’ share of foreign currency exchange losses and unrealized gains (losses) from derivative instruments.
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TEEKAY CORPORATION
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME
(PRELIMINARY RESTATED)(1)(2)
(in thousands of U.S. dollars, except per share data)

Set forth below are some of the significant items of income and expense that affected the Company’s net income for the three and six months ended June 30, 2007, all of which items are typically excluded by securities analysts in their published estimates of the Company’s financial results:

	Three Months Ended		Six Months Ended
	June 30, 2007		June 30, 2007
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share	$	Share

Gain on sale of vessels	11,613	0.16	11,613	0.16
Gain on sale of marketable securities	4,836	0.06	4,836	0.06
Foreign currency exchange gains (losses) (3)	1,214	0.02	(4,674)	(0.06)
Deferred income tax expense on unrealized foreign exchange gains (4)	(4,382)	(0.06)	(7,713)	(0.10)
Net effect from non-cash changes in purchase price allocation for acquisition of Teekay Petrojarl ASA (5)	(4,240)	(0.06)	(4,240)	(0.06)
Minority owners’ share of items above (6)	1,711	0.02	3,561	0.05

Total as previously reported	10,752	0.14	3,383	0.05
Preliminary restatement adjustments:
Foreign currency exchange losses (7)	(9,849)	(0.13)	(5,637)	(0.08)
Unrealized gains from derivative instruments (7)	118,164	1.57	126,733	1.69
Minority owners’ share of items above (6)	(17,735)	(0.24)	(19,850)	(0.26)

Total as preliminarily restated	101,332	1.34	104,629	1.40

(1)	The Company is currently reviewing the accounting for its long-term incentive program. This review may result in additional accrual adjustments which are not reflected in the preliminary results included in this release.

(2)	Please refer to “Restatement for Accounting under SFAS 133” and “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.

(3)	Foreign currency exchange gains (losses) primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner.

(4)	Portion of deferred income tax related to unrealized foreign exchange gains (losses).

(5)	Primarily relates to changes in amortization of in-process revenue contracts as a result of adjustments to the purchase price allocation of Teekay Petrojarl ASA.

(6)	Primarily relates to minority owners’ share of foreign currency exchange gains (losses) and unrealized gains (losses) from derivative instruments.

(7)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of non-designated derivative instruments that do not qualify as effective hedges for accounting purposes.
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TEEKAY CORPORATION
APPENDIX B — PRELIMINARY RESTATED SUPPLEMENTAL FINANCIAL INFORMATION(1)(2)
SUMMARY BALANCE SHEET AS AT JUNE 30, 2008
(in thousands of U.S. dollars)

(unaudited)

						Consoli-
					Teekay	dation
	Teekay	Teekay	Teekay	Teekay	Corp.	Adjust-
	Offshore	LNG	Tankers	Petrojarl	Standalone	ments	Total

ASSETS
Cash and cash equivalents	113,021	78,811	19,706	44,155	243,240	—	498,933
Other current assets	112,456	40,058	25,655	73,217	328,323	—	579,709
Restricted cash (current & non-current)	—	695,128	—	2,745	16,952	—	714,825
Other assets (3)	70,906	867,431	994	(13,055)	432,093	—	1,358,369
Vessels and equipment	1,751,281	1,810,796	441,135	1,413,694	1,247,247	—	6,664,153
Advances on vessels	—	322,897	—	—	370,395	—	693,292
Equity investment in subsidiaries	—	—	—	—	1,628,137	(1,628,137)	—
Intangibles and goodwill	177,436	185,650	—	273,859	111,036	—	747,981

TOTAL ASSETS	2,225,100	4,000,771	487,490	1,794,615	4,377,423	(1,628,137)	11,257,262

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	73,973	67,537	11,899	78,503	210,356	—	442,268
Current portion of debt and leases	96,988	159,288	3,600	47,100	24,666	—	331,642
Long-term debt and capital leases	1,521,519	2,826,465	317,028	398,900	1,223,758	—	6,287,670
Other long-term liabilities / in process revenue contracts	111,168	71,018	6,792	420,114	189,283	—	798,375
Minority interest (4)	31,513	20,288	—	534	4,215	615,612	672,162
Equity	389,939	856,175	148,171	849,464	2,725,145	(2,243,749)	2,725,145

TOTAL LIABILITIES AND EQUITY	2,225,100	4,000,771	487,490	1,794,615	4,377,423	(1,628,137)	11,257,262

(1)	The Company is currently reviewing the accounting for its long-term incentive program. This review may result in additional accrual adjustments which are not reflected in the preliminary results included in this release.

(2)	Please refer to “Restatement for Accounting under SFAS 133” and “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.

(3)	Other assets include equity investments in joint ventures.

(4)	Minority interest in the Teekay Offshore, Teekay LNG, Teekay Tankers and Teekay Petrojarl columns represent the joint venture partners’ share of the joint venture net assets. Minority interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.
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TEEKAY CORPORATION
APPENDIX B — PRELIMINARY RESTATED SUPPLEMENTAL FINANCIAL INFORMATION(1)(2)
SUMMARY STATEMENTS OF INCOME FOR THE THREE MONTHS ENDED JUNE 30, 2008
(in thousands of U.S. dollars)

(unaudited)

					Teekay	Consoli- dation
	Teekay	Teekay	Teekay	Teekay	Corp.	Adjust-
	Offshore	LNG	Tankers	Petrojarl	Standalone	ments	Total

Voyage revenues	222,282	62,316	35,745	92,104	423,960	(67,008)	769,399

Voyage expenses	59,811	649	618	—	128,437	—	189,515
Vessel operating expenses	45,506	20,792	7,669	54,039	31,464	—	159,470
Time charter hire expense	32,262	—	—	6,718	170,710	(67,008)	142,682
Depreciation and amortization	35,747	18,872	5,429	22,565	24,087	—	106,700
General and administrative	15,684	5,745	1,670	11,234	37,407	—	71,740
Gain on disposal of vessels and equipment	—	—	—	—	(2,925)	—	(2,925)
Restructuring charge	—	—	—	—	4,617	—	4,617

Total operating expenses	189,010	46,058	15,386	94,556	393,797	(67,008)	671,799

Income from vessel operations	33,272	16,258	20,359	(2,452)	30,163	—	97,600

Net interest (expense) gain	24,855	34,371	1,979	3,190	47,418	—	111,813
Income tax recovery (expense)	7,542	(8)	—	—	3,667	—	11,201
Equity income (loss)	—	(1,627)	—	—	(436)	—	(2,063)
Equity in earnings of subsidiaries (3)	—	—	—	—	101,664	(101,664)	—
Foreign exchange gain (loss)	(1,081)	(29)	(7)	(1,423)	733	—	(1,807)
Minority interest income (expense) (4)	(975)	(4,392)	—	180	(348)	(33,287)	(38,822)
Other (net)	2,315	1,093	—	(784)	2,015		4,639

Total other income	32,656	29,408	1,972	1,163	154,713	(134,951)	84,961

NET INCOME (LOSS)	65,928	45,666	22,331	(1,289)	184,876	(134,951)	182,561

CASH FLOW FROM VESSEL OPERATIONS (5)	68,370	44,406	25,788	10,754	76,839	—	226,157

(1)	The Company is currently reviewing the accounting for its long-term incentive program. This review may result in additional accrual adjustments which are not reflected in the preliminary results included in this release.

(2)	Please refer to “Restatement for Accounting under SFAS 133” and “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.

(3)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(4)	Minority interest income (expense) in the Teekay Offshore, Teekay LNG, Teekay Tankers and Teekay Petrojarl columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Minority interest income (expense) in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.

(5)	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel write-downs/(gain) loss on sale of vessels and unrealized gains or losses relating to derivatives. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s web site at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.
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TEEKAY CORPORATION
APPENDIX B — PRELIMINARY RESTATED SUPPLEMENTAL FINANCIAL INFORMATION(1)(2)
SUMMARY STATEMENTS OF INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2008
(in thousands of U.S. dollars)

(unaudited)

						Consoli-
					Teekay	dation
	Teekay	Teekay	Teekay	Teekay	Corp.	Adjust-
	Offshore	LNG	Tankers	Petrojarl	Standalone	ments	Total

Voyage revenues	426,068	125,644	62,416	185,953	834,291	(121,601)	1,512,771

Voyage expenses	111,188	944	714	—	246,130	—	358,976
Vessel operating expense	87,437	36,192	13,249	97,562	68,079	—	302,519
Time charter hire expense	65,908	—	—	13,712	329,147	(121,601)	287,166
Depreciation and amortization	68,293	34,944	8,918	40,568	51,684	—	204,407
General and administrative	31,002	9,705	2,991	23,958	70,240	—	137,896
Gain on disposal of vessels and equipment	—	—	—	—	(3,421)	—	(3,421)
Restructuring charge	—	—	—	—	6,117	—	6,117

Total operating expenses	363,828	81,785	25,872	175,800	767,976	(121,601)	1,293,660

Income from vessel operations	62,240	43,859	36,544	10,153	66,315	—	219,111

Net interest expense	(40,789)	(23,541)	(5,430)	(10,533)	(29,533)	—	(109,826)
Income tax recovery (expense)	7,345	(88)	—	—	1,461	—	8,718
Equity income (loss)	—	(1,691)	—	—	(3,981)	—	(5,672)
Equity in earnings of subsidiaries (3)	—	—	—	—	25,113	(25,113)	—
Foreign exchange gain (loss)	(3,544)	(33,920)	(13)	(11,237)	14,915	—	(33,799)
Minority interest income (expense) (4)	(604)	75	—	180	(704)	(11,209)	(12,262)
Other (net)	4,940	1,092	—	(1,031)	4,644		9,645

Total other income	(32,652)	(58,073)	(5,443)	(22,621)	11,915	(36,322)	(143,196)

NET INCOME (LOSS)	29,588	(14,214)	31,101	(12,468)	78,230	(36,322)	75,915

CASH FLOW FROM VESSEL OPERATIONS (5)	130,053	90,773	45,462	22,131	126,859	—	415,278

(1)	The Company is currently reviewing the accounting for its long-term incentive program. This review may result in additional accrual adjustments which are not reflected in the preliminary results included in this release.

(2)	Please refer to “Restatement for Accounting under SFAS 133” and “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.

(3)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(4)	Minority interest income (expense) in the Teekay Offshore, Teekay LNG, Teekay Tankers and Teekay Petrojarl columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Minority interest income (expense) in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.

(5)	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel write-downs/(gain) loss on sale of vessels and unrealized gains or losses relating to derivatives. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s web site at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.
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TEEKAY CORPORATION
APPENDIX C — SUMMARY OF PRELIMINARY RESTATED FINANCIAL RESULTS(1)
(in thousands of U.S. dollars)

The table below summarizes the impact on the Company’s previously reported net income for fiscal years ended December 31, 2003 through 2007, as a result of the restatements described in this release under “Restatement for Accounting under SFAS 133” and “Restatement for Gross-up Presentation for RasGas Joint Ventures and Other”.

	Net Income
	Year Ended December 31,
	2007	2006	2005	2004	2003
(in thousands of US dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

As Previously Reported	$181,251	$262,244	$570,900	$757,440	$177,364
Preliminary Restatement Adjustments:
Derivative Instruments (2)	(108,733)	47,767	(18,259)	(65,709)	9,029
Gross-Up Presentation and Other (3)	(4,205)	(1,147)	—	—	—

As Preliminarily Restated	$68,313	$308,864	$552,641	$691,731	$186,393

(1)	The Company is currently reviewing the accounting for its long-term incentive program. This review may result in additional accrual adjustments which are not reflected in the preliminary results included in this release.

(2)	Relates to unrealized gains (losses) as a result of the change in fair value of certain derivative instruments. Amounts are net of minority interest. Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(3)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.
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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding the amount and timing of the Company’s determination of restated results for prior periods. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the extent and nature of any remaining issues to be resolved and the potential for such issues to impede the timely determination of the Company’s restatement of prior period results; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2007. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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